Exhibit 99.1

Q4 FY26 and Full FY26 Results:

LuxExperience with strong +7.6% Net Sales growth ex-FX and improved Adjusted EBITDA profitability in Q4 FY26 now set for accelerated Top- and Bottom-Line growth in FY27

KEY HIGHLIGHTS

•	Strong performance increase of LuxExperience[1] with Net Sales +7.6% ex-FX (+6.1% reported at €653.6 million) in Q4 FY26 vs. Q4 FY25 and significantly improved Adjusted EBITDA margin at 2.1% in Q4 FY26
•	All segments with accelerated performance as Net Sales ex-FX grew by +10.2% for Mytheresa, +5.6% for NAP & MRP and +6.6% for YOOX in Q4 FY26 vs. Q4 FY 25 and all segments reported Adjusted EBITDA profitability improvements in Q4 FY26
•	Strong Customer Economics: Strong growth of GMV per Top Customer at Mytheresa (+4.8%) and NAP & MRP (+9.4%) in Q4 FY26 vs. Q4 FY25. In FY26, Top Customers represented 4.8% and 4.3% of customers, driving 48.4% and 49.1% of GMV at Mytheresa and NAP&MRP, respectively
•	Transformation plan in full gear with Adjusted SG&A cost ratio decreasing in the course of FY 26 by 430bps from 21.9% in Q1, 19.1% in Q2 and 18.3% Q3 to 17.6% in Q4 FY26. In FY26, Acquisition-adjusted SG&A expenses[2] decreased by €55 million, or -9.9% compared to FY25
•	Positive cash flow from operating activities in Q4 FY26 and strong net cash position above expectations: Cash and cash investments of €442.7 million and balance sheet bank debt-free at the end of Q4 FY26
•	Guidance for accelerated growth in FY27: LuxExperience expects strong top-line growth acceleration and significant profitability improvement with Net Sales to grow by +MSD% to +HSD% and an Adjusted EBITDA margin at around 2% to 3% in FY27
•	Authorization for share repurchase program: On September 3, 2026, management received the authorization for a share repurchase program of up to $50 million of ADRs

MUNICH, Germany (September 16, 2026) – LuxExperience B.V. (NYSE:LUXE) (the “Company”), today announced its financial results for its fourth quarter and full year 2026 ended June 30, 2026. The leading luxury multi-brand digital platform reported strong top-line development in Q4 FY26 and continued profitability on Adjusted EBITDA level for the third consecutive quarter.

In Q4 FY26, Mytheresa again outperformed the industry with double-digit Net Sales growth ex-FX and demonstrated increasing profitability. For the first time since the acquisition, NET-A-PORTER and MR PORTER combined delivered top-line growth in Q4 FY26 vs. Q4 FY25 and a positive Adj. EBITDA in Q4 FY26, driven by a strategic focus on full-price selling, customer engagement, and cost discipline. For Q4 FY26 vs. Q4 FY25, YOOX achieved positive top-line growth as a result of the strategic focus on the healthy core of the business with a leaner operating model.

Michael Kliger, Chief Executive Officer of LuxExperience, said, “We are very pleased with our Q4 FY26 and full FY26 results. The results of Q4 FY26 underline the tremendous progress we have achieved in our transformation plan in just the last 12 months. Mytheresa again set the gold standard in the fourth quarter in terms of high growth and profitability. NET-A-PORTER and MR PORTER combined achieved a clear turnaround, also delivering topline growth and profitability. YOOX is in high gear to achieve the same, delivering a topline growth while losses were cut almost in half compared to Q4 FY25. We have proven that at LuxExperience we possess the secret sauce in digital luxury. The strength of our businesses is based on resilient business models and superior customer economics.”

1 Basis of Presentation:

(a) References to "LuxExperience" refers to LuxExperience B.V., including its consolidated subsidiaries." (b) Unless otherwise indicated, the financial and operating measures presented in this release are presented on a Total Segments basis. Total Segments represent the aggregate of the corresponding amounts for each of LuxExperience's reportable segments – Luxury Mytheresa, Luxury NAP & MRP, and Off-Price YOOX – and exclude "Other". (c) The comparative FY25 period is presented on an illustrated basis. For further information, please see "Illustrative key operating and financial metrics by segment" below.

2Acquisition-adjusted SG&A expenses is Adjusted SG&A expenses further adjusted to include IT development expenses that were capitalized in the FY25 comparative period to enable a like for like comparison, as we discontinued this practice in FY26. In FY25, € 27.6 million were included for LuxExperience (€ 19.4 million can be attributed to NAP&MRP and € 8.2 million to YOOX).

Kliger continued, “With the tremendous progress made in the past twelve months and the strong business momentum in Q4 of FY26, we are clearly on track to our medium-term targets of Group Net Sales of €4 billion and an Adjusted EBITDA margin of 7% to 9%. For full FY27, we expect accelerated topline growth and further increased Group Adjusted EBITDA margin. As a Group, we are perfectly positioned to benefit from the sustained growth of digital luxury and the improvements in the global luxury sector.”

FINANCIAL HIGHLIGHTS FY 2026

Amounts in € million are reported figures unless stated otherwise. Illustrative and quarterly figures are unaudited.

LUXEXPERIENCE

(illustrative)

•	Q4 FY26 Net Sales increased +7.6% ex-FX (+6.1% reported at €653.6 million) and FY26 Net Sales were up +3.2% ex-FX (-0.6% reported at €2,474.2 million)
•	Adjusted SG&A cost ratio improved 430bps from 21.9% in Q1, 19.1% in Q2, and 18.3% in Q3 to 17.6% in Q4 FY26. For FY26, Acquisition-adjusted SG&A expenses decreased by €55 million or -9.9% compared to FY25
•	Third consecutive quarter of positive Adjusted EBITDA profitability, reaching €13.6 million and an Adjusted EBITDA margin of 2.1% in Q4 FY26. For FY26 vs. FY25, Acquisition-adjusted EBITDA[3] significantly increased by +€63.8 million to €10.8 million, with an Acquisition-adjusted EBITDA margin increasing 260bps to 0.4%
•	Cash flow from operating activities in FY26 was at €-108.4 million, significantly below the expected €-120 million
•	Strong cash position with cash and cash investments of €442.7 million and balance sheet bank debt-free as of June 30, 2026

LUXURY | MYTHERESA

•	In Q4 FY26 vs. Q4 FY25, Net Sales increased +10.2% ex-FX (+8.1% reported at €269.2 million), driven by strong growth of +39.3% ex-FX in the United States (+30.3% reported). Strong double-digit Net Sales growth in FY26 of +11.5% ex-FX (+8.5% reported at €994.3 million)
•	Q4 FY26 vs. Q4 FY25 Gross Profit margin increased 150bps to 49.7% and FY26 Gross Profit margin grew 150bps compared to FY25 to 48.5%, driven by persistent focus on full-price sales
•	In Q4 FY26 vs. Q4 FY25, Adjusted EBITDA increased +10.9% or +€1.8 million to €17.9 million, with Adjusted EBITDA margin expanding 20bps to 6.6%. For FY26, strong adjusted EBITDA growth of +39.8% or +€17.7 million to €62.3 million, reaching an adjusted EBITDA margin of 6.3% compared to 4.9% in FY25

LUXURY | NAP & MRP

(illustrative)

•	In Q4 FY26 vs. Q4 FY25, Net Sales were up +5.6% ex-FX (+4.3% reported at €273.9 million), driven by strong growth in the United States of +15.1% ex-FX (+13.4% reported). For FY26, positive Net Sales growth of +0.5% ex-FX (-4.6% reported at €994.8 million) compared to FY25

3 Acquisition-adjusted EBITDA is Adjusted EBITDA reflecting the effects of Acquisition-adjusted SG&A rather than Adjusted SG&A.

•	Sequential improvement of Gross Profit Margin by 160bps to 48.3% in H2 FY26 compared to H1 FY26. For FY26, Gross Profit Margin increased by 170bps compared to FY25 to 47.5%, underlining focus on full-price sales and reduced discounting activities
•	In Q4 FY26, the Adjusted SG&A cost ratio improved 500bps compared to Q4 FY25 to 19.5% reflecting clear progress of the transformation plan. For FY26 vs. FY25, Acquisition-adjusted SG&A costs decreased -11.0% or by -€29.8 million on an absolute basis, and Acquisition-adjusted SG&A cost ratio[4] decreased 160bps to 23.1%
•	Significantly improved Adjusted EBITDA in Q4 FY26 was up +€6.4 million compared to Q4 FY25 to reach €7.4 million, with Adjusted EBITDA margin expansion of 230bps to 2.7% in Q4 FY26. Sequential improvement of Adjusted EBITDA margin to 1.2% in H2 FY26 compared to -2.5% in H1 FY26

OFF-PRICE | YOOX

(illustrative)

•	In Q4 FY26, Net Sales grew +6.6% ex-FX (+5.6% reported at €110.5 million), driven by continued growth in Europe (excluding the U.K.) of +22.7% reported compared to Q4 FY25
•	In H2 FY26, Acquisition-adjusted SG&A cost ratio improved significantly by 560bps from 29.4% in H2 FY25 to 23.8%. This equals absolute cost savings of €17.5 million or a decrease by -23.3% of Acquisition-adjusted SG&A expenses. Throughout FY26 the cost ratio improved sequentially by 440bps from 28.1% in H1 FY26 to 23.8% in H2 FY26
•	In Q4 FY26, Adjusted EBITDA margin improved significantly by 920bps to -10.5%. For FY26, Acquisition-adjusted EBITDA improved by +€34.7 million to -€45.5 million, with an Acquisition-adjusted EBITDA margin of -9.4% compared to -15.2% in FY25

KEY BUSINESS HIGHLIGHTS

LUXEXPERIENCE

•	Successful Go-live of new ERP system at NAP & MRP on July 1, 2026 following successful update at Mytheresa
•	Rollout of Mytheresa invoicing solution to NAP & MRP
•	Successful Go-live of new group-wide customer messaging system at NAP & MRP
•	Rollout of Mytheresa customer service system to NAP & MRP and YOOX
•	End of TSA to buyer of the OUTNET assets

LUXURY | MYTHERESA

•	14 high-impact Top Customer activations and six true “money can’t buy” experiences, including Zimmermann in Lake Como, Dolce & Gabbana in Sardinia, and Brioni in Amalfi in Q4 FY26
•	Launch of 11 exclusive capsule collections and 4 exclusive pre-launches or exclusive styles campaigns in Q4 FY26; New launch of prestigious luxury brands Piaget and Fendi on Mytheresa
•	Further increased customer economics in Q4 FY26: GMV per Top Customer up +4.8%, Top Customer count up +18.0% and Average Order Value (LTM) up 13.1% (reported) to €875

LUXURY | NAP & MRP(5)

•	36 editorial campaigns for exclusive brand and product launches with brands such as Chloe, Khaite, Carolina Herrera, Tom Ford, Brunello Cucinelli and Celine amongst others in Q4 FY26

4 Acquisition-adjusted SG&A cost ratio is Acquisition-adjusted SG&A expenses as a % of GMV.

5 Comparative periods to April 23, 2025 are shown on an illustrative basis.

•	11 unique EIP experiences at NET-A-PORTER with brand partners such as KHAITE, Chloé, Carolina Herrera, Gucci and Schiaparelli in the United States and Europe and 6 unique EIP experiences at MR PORTER with brand partners including Zegna and Ralph Lauren in Q4 FY26
•	Sequential growth in Top Customer count in Q4 FY26 vs. Q3 FY26 with +3.2%, alongside strong increase in GMV per Top Customer of +9.4% and increase of Average Order Value (AOV) LTM by +9.1% (reported) to €885 in Q4 FY26 vs. Q4 FY25

OFF-PRICE | YOOX(5)6

•	YOOX leveraged its 26th Anniversary to drive community engagement, consideration and new customer registrations through flagship community events in Milan and Forte dei Marmi and an integrated campaign
•	Strong growth in GMV per top customer of +12.3% and significant increase of the Net Promoter Score by +1,520bps to 49.1 in Q4 FY26 vs. Q4 FY25

Guidance FY 2027

For the full fiscal year ending June 30, 2027, LuxExperience expects strong top-line growth acceleration and significant profitability improvement with

•	Net Sales to grow by +MSD% to +HSD%; and
•	Adjusted EBITDA margin at around 2% to 3%

On a segment basis, we expect for the Luxury | Mytheresa segment continued top-line momentum with high single-digit to low double-digit net sales growth and profitability slightly above full FY26 levels. The Luxury | NAP & MRP is expected to grow its net sales at a mid-single-digit percentage rate, accompanied by a 100 to 200 basis point expansion in Adjusted EBITDA margin compared to full FY26. The Off-price | YOOX segment is anticipated to grow its net sales at a mid-single-digit percentage rate, with an Adjusted EBITDA margin expected to remain in the negative mid-single-digit range.

LuxExperience reconfirms its medium-term annual growth rates of 10-15% and targets of €4 billion Net Sales with an underlying Adjusted EBITDA margin of 7% to 9%, expecting an annual 150 to 250bps increase in Adjusted EBITDA margin after FY27.

The foregoing forward-looking statements reflect LuxExperience’s expectations as of today's date. Given the number of risk factors, uncertainties and assumptions discussed below, actual results may differ materially. LuxExperience does not intend to update its forward-looking statements until its next quarterly results announcement, other than in publicly available statements.

AUTHORIZATION FOR SHARE REPURCHASE PROGRAM

On September 3, 2026, management received the authorization for the repurchase of up to $50 million of our ADRs, which may be effected from time to time through accelerated share repurchase arrangements at such times, at such prices, and in such amounts as management may determine in its sole discretion, subject to market conditions, applicable legal and regulatory requirements, and other factors. The authorization does not obligate us to repurchase any ADRs or any particular amount and may be suspended, modified, or discontinued at any time without prior notice; there can be no assurance as to the timing, volume, or price of any repurchases, or that any repurchases will occur at all.

5Comparative periods to April 23, 2025 are shown on an illustrative basis.

CONFERENCE CALL AND WEBCAST INFORMATION

LuxExperience will release fourth quarter and full fiscal year 2026 financial results before the U.S. market open on September 16, 2026. A conference call to discuss its results will follow at 8:00am Eastern Time that same day.

Event: LuxExperience Fourth Quarter and Full Fiscal Year 2026 Earnings Conference Call

Event Date: September 16, 2026

Event Time: 8:00am ET

Webcast: Please follow the link

A webcast replay will be available on LuxExperience’s investor relations website at investors.luxexperience.com

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to financing activities; future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements are only predictions. Actual events or results may differ materially from those stated or implied by these forward-looking statements. In evaluating these statements and our prospects, you should carefully consider the factors set forth below.

The risk that the completed YNAP acquisition and the post-acquisition integration could have an adverse effect on the ability of YNAP to retain customers and retain and hire key personnel and maintain relationships with their brand partners and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of YNAP and Mytheresa, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; LuxExperience’s ability to effectively compete in a highly competitive industry; LuxExperience’s ability to respond to consumer demands, spending and tastes; foreign currency exchange rate fluctuations; general economic conditions, including economic conditions resulting from deteriorating geopolitical and macroeconomic conditions, such as the recent global trade war, that may adversely impact consumer demand; The ongoing conflict involving Iran and the related disruption to shipping through the Strait of Hormuz, and their effects on energy prices, supply chain costs, and heightened macroeconomic uncertainty that may adversely affect consumer confidence and spending; LuxExperience’s ability to acquire new customers and retain existing customers; consumers of luxury products may not choose to shop online in sufficient numbers; the volatility and difficulty in predicting the luxury fashion industry; LuxExperience’s reliance on consumer discretionary spending; and LuxExperience’s ability to maintain average order levels and other factors.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” included in the Form 20-F filed on September 16, 2026. These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.luxexperience.com.

The acquisition of YOOX Net-A-Porter Group S.p.A. (“YNAP”) (together with its subsidiaries, “YNAP Sub-Group”) by LuxExperience B.V. was completed on April 23, 2025 ("YNAP Acquisition"). The results of YNAP are included within the consolidated financial statements of LuxExperience Group for the period beginning on the date of the acquisition through the end of the respective period presented and the results of Mytheresa are included for the entirety of all periods presented.

ABOUT NON-IFRS FINANCIAL MEASURES AND OPERATING METRICS

Our non-IFRS financial measures include:

•	Adjusted EBITDA means Net income (loss) from continuing operations before the effects of Finance income (costs), net, Income tax (expense) benefit and Depreciation, amortization and impairment losses, further adjusted to exclude other transaction-related, certain legal and other expenses, share-based compensation expense, foreign exchange gains and losses arising on intercompany balances and the gain on bargain purchase. Adjusted EBITDA margin means Adjusted EBITDA expressed as a percentage of Net sales. Both are non-IFRS financial measures and are not calculated in accordance with IFRS. For an explanation of why we use these measures and a reconciliation of Adjusted EBITDA to Net income (loss) from continuing operations, the most directly comparable IFRS measure, see Item 5: Operating and financial review and prospects—A. Operating Results.

•	Adjusted selling, general and administrative expenses (Adjusted SG&A) is a non-IFRS financial measure that we calculate as selling, general and administrative expenses adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense.

•	Gross Merchandise Value (GMV) is an operative measure and means the total Euro value of orders processed. GMV is inclusive of merchandise value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

•	Gross Merchandise Value (GMV) and Net Sales Growth on a constant currency basis (ex-FX) are non-IFRS financial measures that are calculated by translating current period financial data at the prior year average exchange rates applicable to the local currency in which the transactions are denominated, including effects from hedge accounting. We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effect. These calculations do not include any other macroeconomic effect such as local currency inflation effects or any price adjustment to compensate local currency inflation or devaluations. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.

•	Illustrative key operating and financial metrics by segment are non-IFRS financial measures that we present for the comparative period FY 25 by combining the IFRS results of LuxExperience for FY 25, which includes the results from the YNAP acquired segments (Luxury: NAP & MRP and Off-Price) only from April 24, 2025, with YNAP's unaudited standalone results from July 1, 2024 through April 22, 2025. These measures are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or consolidated financial condition would have been had the acquisition actually occurred on the date indicated, nor do they purport to project the future consolidated results of operations or consolidated financial condition for any future period or as of any future date. In addition, these measures have not been prepared in accordance with Article 11 of Regulation S-X.

We are not able to forecast net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect net income (loss), including, but not limited to, Income taxes and Interest expense and, as a result, are unable to provide a reconciliation to forecasted Adjusted EBITDA.

SEGMENT REALIGNMENT

Beginning with the first quarter ended September 30, 2025, LuxExperience Group has realigned its reportable segments to correspond with changes to its operating model to reflect its new management structure and organizational responsibilities following the acquisition of YNAP. As further described herein, LuxExperience’s three reportable segments are: Luxury | Mytheresa, Luxury | NAP & MRP, and Off-price | YOOX. THE OUTNET is classified as “discontinued operations” and is no longer considered part of LuxExperience Group’s core financial performance.

ABOUT LUXEXPERIENCE

LuxExperience is the leading digital, multi-brand luxury group and the online shopping destination for luxury enthusiasts worldwide. LuxExperience operates a portfolio of some of the most distinguished store brands in digital luxury and creates communities for luxury enthusiasts with unique digital and physical experiences. Mytheresa, NET-A-PORTER and MR PORTER, jointly comprising the luxury segments of LuxExperience, offer highly curated edits of the most prestigious luxury brands across the world, featuring womenswear, menswear, kidswear, fine jewelry & watches, and lifestyle products. YOOX, which forms the off-price segment of LuxExperience, is the leading destination for multi-brand off-season online luxury shopping. The NYSE listed group operates worldwide.

For more information, please visit https://investors.luxexperience.com.

Investor Relations Contact LuxExperience B.V. David Steinbusch phone: +49 172 156 3085 email: investors@luxexperience.com	Media Contact for business press LuxExperience B.V. Lisa Schulz mobile: +49 151 11216490 email: lisa.schulz@luxexperience.com

Source: LuxExperience B.V.

LuxExperience B.V.

Illustrative key operating and financial metrics by segment for the three months and twelve months ended June 30, 2025 and 2026

The following illustrative segment information for Luxury | Mytheresa, Luxury | NAP & MRP and Off-Price | YOOX is presented as if these segments had been included in LuxExperience Group’s management reporting for the three months and twelve months ended June 30, 2025. These segments were not presented in the Company’s unaudited quarterly report for the three and twelve months ended June 30, 2025 as the YNAP Group was acquired on April 23, 2025, and therefore was not owned by the Company during the full prior year comparative period presented. The following segment information should not be viewed as a substitute for LuxExperience Group’s segment reporting. Further, the segment information presented here is not necessarily indicative of LuxExperience Group’s results to be expected for any future periods.

THE OUTNET, which was previously managed and monitored as a separate major line of business within the Off-Price segment, has been classified as a discontinued operation in accordance with IFRS 5 for the three and twelve months ended June 30, 2026. Accordingly, financial performance for this period has been excluded from the Off-Price segment and is reported separately within discontinued operations. Further information on THE OUTNET and the related discontinued operations presentation can be found in Note 32 within the notes to the financial statements.

The following table shows our operating and financial metrics for Luxury | Mytheresa segment for the three months and twelve months ended June 30, 2025 and 2026. For the periods presented, these figures represent actual results and are not illustrative in nature.

	Three Months Ended				Twelve Months Ended
(in millions) (unaudited)	June 30, 2025	June 30, 2026	Change in % / BPs		June 30, 2025	June 30, 2026	Change in % / BPs
Gross Merchandise Value (GMV) (1)	265.9	290.9	9.4%		988.5	1,085.3	9.8%
Active customer (LTM in thousands) (1), (2)	823	774	(6.0)%		823	774	(6.0)%
Total orders shipped (LTM in thousands) (1), (2)	2,017	2,013	(0.2)%		2,017	2,013	(0.2)%
Average order value (LTM) (2)	773	875	13.1%		773	875	13.1%
Net sales	248.9	269.2	8.1%		916.1	994.3	8.5%
Gross profit	120.1	133.8	11.4%		430.9	482.4	12.0%
Gross profit margin(3)	48.3%	49.7%	150	BPs	47.0%	48.5%	150	BPs
Adjusted EBITDA(4)	16.1	17.9	10.9%		44.6	62.3	39.8%
Adjusted EBITDA margin(3)	6.5%	6.6%	20	BPs	4.9%	6.3%	140	BPs

(1)	Definition of GMV, Active customer and Total orders shipped can be found in Item 5 of our annual report.

(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	As a percentage of net sales.

(4)	EBITDA and adjusted EBITDA are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see Item 5 in our annual report.

The following table illustrates operating and financial metrics for Luxury | NAP & MRP segment for the three and twelve months ended June 30, 2025 and 2026. For the three and twelve months ended June 30, 2026, these figures represent actual results and for the three and twelve months ended June 30 2025, these figures are illustrative in nature.

	Three Months Ended				Twelve Months Ended
(in millions) (unaudited)	June 30, 2025	June 30, 2026	Change in % / BPs		June 30, 2025	June 30, 2026	Change in % / BPs
Gross Merchandise Value (GMV) (1)	274.7	285.1	3.8%		1,098.6	1,043.7	(5.0)%
Active customer (LTM in thousands) (1), (2)	932	828	(11.1)%		932	828	(11.1)%
Total orders shipped (LTM in thousands) (1), (2)	2,504	2,212	(11.7)%		2,504	2,212	(11.7)%
Average order value (LTM) (2)	811	885	9.1%		811	885	9.1%
Net sales	262.6	273.9	4.3%		1,042.7	994.8	(4.6)%
Gross profit	129.1	132.0	2.3%		478.1	472.9	(1.1)%
Gross profit margin(3)	49.2%	48.2%	(100	)BPs	45.9%	47.5%	170	BPs
Adjusted EBITDA(4)	1.0	7.4	627.5%		2.1	(6.0)	(384.5)%
Adjusted EBITDA margin(3)	0.4%	2.7%	230	BPs	0.2%	(0.6)%	(80	)BPs

(1)	Definition of GMV, Active customer and Total orders shipped can be found in Item 5 of our annual report.

(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	As a percentage of net sales.

(4)	EBITDA and adjusted EBITDA are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see Item 5 in our annual report.

The following table illustrates operating and financial metrics for Off-Price | YOOX segment for the three and twelve months ended June 30, 2025 and 2026. For the three and twelve months ended June 30, 2026, these figures represent actual results and for the three and twelve months ended June 30, 2025, these figures are illustrative in nature.

	Three Months Ended				Twelve Months Ended
(in millions) (unaudited)	June 30, 2025	June 30, 2026	Change in % / BPs		June 30, 2025	June 30, 2026	Change in % / BPs
Gross Merchandise Value (GMV) (1)	104.7	110.5	5.6%		545.0	485.1	(11.0)%
Active customer (LTM in thousands) (1), (2)	1,185	1,060	(10.6)%		1,185	1,060	(10.6)%
Total orders shipped (LTM in thousands) (1), (2)	3,128	2,913	(6.9)%		3,128	2,913	(6.9)%
Average order value (LTM) (2)	252	243	(3.5)%		252	243	(3.5)%
Net sales	104.7	110.5	5.6%		529.7	485.1	(8.4)%
Gross profit	42.9	41.2	(4.1)%		197.7	186.7	(5.6)%
Gross profit margin(3)	41.0%	37.3%	(380	)BPs	37.3%	38.5%	120	BPs
Adjusted EBITDA(4)	(20.7)	(11.7)	43.7%		(72.1)	(45.5)	36.9%
Adjusted EBITDA margin(3)	(19.8)%	(10.5)%	920	BPs	(13.6)%	(9.4)%	420	BPs

(1)	Definition of GMV, Active customer and Total orders shipped can be found in Item 5 of our annual report.

(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	As a percentage of net sales.

(4)	EBITDA and adjusted EBITDA are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see Item 5 in our annual report.

The following tables include comparative illustrative segment information for the three and twelve months ended June 30, 2025. For the three and twelve months ended June 30, 2025, the amounts reflect actual results for the Luxury | Mytheresa segment and illustrative information for the Luxury | NAP & MRP and Off-Price | YOOX segments.

	Three months ended June 30, 2025
(in € millions) (unaudited)	Luxury Mytheresa	Luxury NAP & MRP	Off-Price YOOX	Total Segments excl. Other	Other(3)	Recon- ciliation	Aggregated
Net sales	248.9	262.6	104.7	616.2	25.7	(2.2)	639.7
Cost of sales, exclusive of depreciation and amortization	(128.8)	(133.5)	(61.8)	(324.1)	(20.1)	2.2	(342.0)
Gross profit	120.1	129.1	42.9	292.1	5.6	-	297.7
Shipping and payment cost	(34.4)	(33.2)	(16.8)	(84.4)	(2.1)	-	(86.5)
Marketing expenses	(33.7)	(22.7)	(8.0)	(64.5)	-	-	(64.5)
Selling, general and administrative expenses	(35.8)	(67.4)	(35.9)	(139.1)	(3.4)	-	(142.5)
Other income (expense), net	(0.1)	(4.7)	(2.9)	(7.7)	1.8	-	(5.9)
Segment EBITDA	16.1	1.0	(20.7)	(3.6)	1.8	-	(1.7)

	Twelve months ended June 30, 2025
(in € millions) (unaudited)	Luxury Mytheresa	Luxury NAP & MRP	Off-Price YOOX	Total Segments excl. Other	Other(3)	Recon- ciliation	Aggregated
Net sales	916.1	1,042.7	529.7	2,488.4	156.5	(2.2)	2,642.8
Cost of sales, exclusive of depreciation and amortization	(485.3)	(564.6)	(332.0)	(1,381.8)	(145.0)	2.2	(1,524.6)
Gross profit	430.9	478.1	197.7	1,106.7	11.6	-	1,118.2
Shipping and payment cost	(133.9)	(129.3)	(84.7)	(348.0)	(12.8)		(360.8)
Marketing expenses	(115.3)	(86.0)	(35.2)	(236.5)	(4.2)		(240.8)
Selling, general and administrative expenses	(134.0)	(251.1)	(143.0)	(528.1)	(28.5)		(556.6)
Other income (expense), net	(3.0)	(9.6)	(6.8)	(19.5)	8.7		(10.8)
Segment EBITDA	44.6	2.1	(72.1)	(25.4)	(25.3)	-	(50.7)

The following tables include comparative segment information for the three and twelve months ended June 30, 2026.

	Three months ended June 30 2026
	Luxury	Luxury NAP	Off-Price	Total Segments		Reconciliation
(in € millions) (unaudited)	Mytheresa	& MRP	YOOX	excl. Other	Other (3)	(1)(2)(4)(5)	Consolidated
Net sales	269.2	273.9	110.5	653.6	12.4	(2.2)	663.8
Cost of sales, exclusive of depreciation and amortization	(135.4)	(141.9)	(69.4)	(346.6)	0.3	2.2	(344.2)
Gross profit	133.8	132.0	41.2	307.0	12.6	-	319.6
Shipping and payment cost	(45.5)	(42.4)	(17.1)	(105.0)	(6.2)	-	(111.2)
Marketing expenses	(32.1)	(27.4)	(7.4)	(66.9)	(0.5)	-	(67.5)
Selling, general and administrative expenses	(36.5)	(55.6)	(28.7)	(120.9)	(5.7)	(27.9)	(154.4)
Other income (expense), net	(1.8)	0.9	0.4	(0.5)	(0.8)	(5.3)	(6.6)
Segment EBITDA	17.9	7.4	(11.7)	13.6	(0.6)	(33.2)	(20.1)

	Twelve months ended June 30, 2026
	Luxury	Luxury NAP	Off-Price	Total Segments		Reconciliation
(in € millions) (unaudited)	Mytheresa	& MRP	YOOX	excl. Other	Other (1) (2)	(3)(4)(5)(6)	Consolidated
Net sales	994.3	994.8	485.1	2,474.2	33.6	(5.0)	2,502.7
Cost of sales, exclusive of depreciation and amortization	(511.8)	(521.9)	(298.4)	(1,332.2)	(15.2)	5.0	(1,342.3)
Gross profit	482.4	472.9	186.7	1,142.0	18.4	-	1,160.4
Shipping and payment cost	(168.9)	(145.1)	(75.2)	(389.2)	(8.2)	(3.9)	(401.3)
Marketing expenses	(116.0)	(92.2)	(29.9)	(238.2)	(0.5)	(0.1)	(238.7)
Selling, general and administrative expenses	(133.6)	(240.7)	(126.1)	(500.4)	(7.2)	(97.3)	(604.9)
Other income (expense), net	(1.5)	(0.8)	(1.0)	(3.4)	0.1	(12.3)	(15.6)
Segment EBITDA	62.3	(6.0)	(45.5)	10.8	2.5	(113.5)	(100.2)

(1)	Represents Online Flagship Stores (“OFS”) and Feng Mao (“FM”) businesses being wound down, and for which the financial information is not regularly reviewed by the Chief Operating Decision Maker (CODM), and therefore are not considered operating segments.

(2)	Represents revenues recognized and expenses incurred during the period from May 1, 2026 through June 30, 2026 in connection with the Transition Services Agreement entered into in connection with the completed sale of THE OUTNET. Refer to Note 32 - Discontinued Operations in our 20F annual report for further details

(3)	For the three and twelve months ended June 30, 2026, €21,825 thousand and €81,734 thousand, respectively, were related to other transaction-related, certain legal and other expenses.

(4)	Certain members of management and supervisory board members have been granted share-based compensation for which the related expense is recognized over the applicable vesting periods. Management adjusts Segment EBITDA to exclude share-based compensation expense, as it is not considered indicative of the Group’s underlying operating performance. For the three and twelve months ended June 30, 2026, share-based compensation expense amounted to €7,736 thousand and €19,690 thousand, respectively, and is reflected in the reconciliation column, primarily within Selling, general and administrative expenses.

(5)	Includes foreign exchange gains and losses arising on intercompany balances, recorded in Other income (expense), net. These amounts are excluded from Segment EBITDA, as they reflect increased foreign exchange volatility on intra-group cash balances. The adjustment represents a foreign exchange loss of €3,762 thousand for the three months ended June 30, 2026 and a foreign exchange loss of €12,081 thousand for the twelve months ended June 30, 2026.

(6)	During the three and twelve months ended June 30 2026, intercompany sales of €2,172 thousand and €5,030 thousand, respectively, were included in Net sales, with corresponding amounts included in Cost of sales, exclusive of depreciation and amortization. As these intercompany transactions are eliminated on consolidation, the related amounts are reflected in the reconciliation column.

The following tables set forth the reconciliations of net income (loss) to EBITDA to adjusted EBITDA, and their corresponding margins as a percentage of net sales.

	Three Months Ended June 30,				Twelve Months Ended June 30,
(in millions) (unaudited)	2025	2026	Change in %		2025	2026	Change in %
Net income (loss) from continuing operations	605.8	(25.5)	(104.2)%		572.1	(157.2)	(127.5)%
Finance costs, net	1.0	0.7	(28.6)%		5.1	4.2	(17.3)%
Income tax expense (benefit)	12.0	(7.1)	(159.3)%		3.6	(2.8)	(177.1)%
Depreciation, amortization and impairment losses	10.5	11.8	12.7%		25.4	55.6	119.4%
EBITDA	629.1	(20.1)	(103.2)%		606.0	(100.2)	(116.5)%
Other transaction-related, certain legal and other expenses(1)	14.4	21.8	51.3%		52.7	81.7	55.0%
Share-based compensation(2)	1.1	7.7	611.6%		14.3	19.7	37.8%
Gain on bargain purchase(3)	(623.5)	-	N/A		(623.5)	-	N/A
FX losses Intercompany balances	-	3.8	N/A		-	12.1	N/A
Adjusted EBITDA	21.1	13.2	(37.6)%		49.5	13.3	(73.1)%
Reconciliation to Adjusted EBITDA Margin
Net sales	559.1	663.8	18.7%		1,226.3	2,502.7	104.1%
Adjusted EBITDA margin	3.8%	2.0%	(180	)BPs	4.0%	0.5%	(350	)BPs

(1)	Other transaction-related, certain legal and other expenses include professional fees (including advisory and accounting fees) related to potential transactions, as well as certain legal and other expenses incurred outside the ordinary course of business.

(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the related expense is recognized over the applicable vesting periods. Management adjusts EBITDA to exclude share-based compensation expense, as it is not considered indicative of the Group’s underlying operating performance.

(3)	Gain on bargain purchase recognized in connection with the YNAP Acquisition.

The following table sets forth the reconciliations of GMV to growth of GMV on a constant currency basis and of net sales to growth of net sales on a constant currency basis for LuxExperience for the three months ended June 30, 2025 and 2026:

	Three Months Ended June 30,
	2025	2026	Year-over-Year Change in %
(in millions) (unaudited)
Gross Merchandise Value (GMV)	€645.4	€686.6	6.4%
Foreign Exchange Impact(1)	€1.0	€(8.5)
Gross Merchandise Value (GMV) at Constant Currency (ex-FX)	€644.4	€695.2	7.9%

Net Sales	€616.3	€653.6	6.1%
Foreign Exchange Impact(1)	€1.0	€(8.5)
Net Sales at Constant Currency (ex-FX)	€615.3	€662.1	7.6%

The following table sets forth the reconciliations of GMV to growth of GMV on a constant currency basis and of net sales to growth of net sales on a constant currency basis for Luxury | Mytheresa segment for the three months ended June 30, 2025 and 2026:

	Three Months Ended June 30,
	2025	2026	Year-over-Year Change in %
(in millions) (unaudited)
Gross Merchandise Value (GMV)	€265.9	€290.9	9.4%
Foreign Exchange Impact(1)	€1.0	€(4.2)
Gross Merchandise Value (GMV) at Constant Currency (ex-FX)	€265.0	€295.1	11.4%

Net Sales	€248.9	€269.2	8.1%
Foreign Exchange Impact(1)	€1.0	€(4.0)
Net Sales at Constant Currency (ex-FX)	€247.9	€273.2	10.2%

The following table sets forth the reconciliations of GMV to growth of GMV on a constant currency basis and of net sales to growth of net sales on a constant currency basis for Luxury | NAP & MRP segment for the three months ended June 30, 2025 and 2026:

	Three Months Ended June 30,
	2025	2026	Year-over-Year Change in %
(in millions) (unaudited)
Gross Merchandise Value (GMV)	€274.7	€285.1	3.8%
Foreign Exchange Impact(1)	€0.0	€(3.3)
Gross Merchandise Value (GMV) at Constant Currency (ex-FX)	€274.7	€288.4	5.0%

Net Sales	€262.6	€273.9	4.3%
Foreign Exchange Impact(1)	€0.0	€(3.4)
Net Sales at Constant Currency (ex-FX)	€262.6	€277.3	5.6%

The following table sets forth the reconciliations of GMV to growth of GMV on a constant currency basis and of net sales to growth of net sales on a constant currency basis for Off-Price | YOOX segment for the three months ended June 30, 2025 and 2026:

	Three Months Ended June 30
	2025	2026	Year-over-Year Change in %
(in millions) (unaudited)
Gross Merchandise Value (GMV)	€104.7	€110.5	5.6%
Foreign Exchange Impact(1)	€0.0	€(1.1)
Gross Merchandise Value (GMV) at Constant Currency (ex-FX)	€104.7	€111.6	6.6%

Net Sales	€104.7	€110.5	5.6%
Foreign Exchange Impact(1)	€0.0	€(1.1)
Net Sales at Constant Currency (ex-FX)	€104.7	€111.6	6.6%

(1)	Foreign Exchange Impact means translating current period financial data using the average foreign exchange rates during the corresponding period in the prior fiscal year applicable to the local currency in which the transactions are denominated so as to calculate what our results would have been had exchange rates remained stable from one fiscal year to the next. These calculations do not include any other macroeconomic effect such as local currency inflation effects or any price adjustment to compensate local currency inflation or devaluations.

LuxExperience B.V.

Consolidated Statements of Loss and Comprehensive Loss

(Amounts in € thousands, except share and per share data)

	Three Months Ended		Twelve Months Ended
	June 30 (Unaudited),		June 30,
(in € thousands)	2025	2026	2025	2026
Net sales	559,120	663,805	1,226,314	2,502,695
Cost of sales, exclusive of depreciation and amortization	(281,557)	(344,209)	(638,000)	(1,342,312)
Gross profit	277,562	319,596	588,313	1,160,383
Shipping and payment cost	(77,900)	(111,201)	(177,571)	(401,315)
Marketing expenses	(58,546)	(67,479)	(140,140)	(238,732)
Selling, general and administrative expenses	(128,464)	(154,638)	(278,092)	(604,922)
Depreciation, amortization and impairment losses	(10,402)	(11,775)	(25,351)	(55,613)
Other income (expense), net	616,454	(6,408)	613,538	(15,602)
Operating income (loss)	618,705	(31,904)	580,697	(155,800)
Finance income	2,208	3,585	2,208	10,324
Finance cost	(3,137)	(4,279)	(7,280)	(14,519)
Finance income (costs), net	(929)	(694)	(5,072)	(4,195)
Income (Loss) before income taxes	617,773	(32,599)	575,625	(159,995)
Income tax (expense) benefit	(12,015)	7,104	(3,570)	2,752
Net income (loss) from continuing operations	605,758	(25,495)	572,054	(157,243)
Loss from discontinued operations net of tax	(2,095)	(841)	(2,095)	(10,438)
Net income (loss)	603,663	(26,336)	569,959	(167,681)
Cash Flow Hedge	371	6,962	-	-
Income Taxes related to Cash Flow Hedge	(104)	(1,943)	-	-
Foreign currency translation	(6,004)	(1,315)	(5,965)	9,059
Other comprehensive income (loss)	(5,737)	3,704	(5,965)	9,059
Comprehensive income (loss)	597,927	(22,632)	563,994	(158,623)

Basic earnings (loss) per ordinary share, € — continuing operations	4.82	(0.18)	5.91	(1.12)
Diluted earnings (loss) per ordinary share, € — continuing operations	4.67	(0.18)	5.67	(1.12)
Basic earnings (loss) per ordinary share, € — discontinued operations	(0.02)	(0.01)	(0.02)	(0.08)
Diluted earnings (loss) per ordinary share, € — discontinued operations	(0.02)	(0.01)	(0.02)	(0.08)
Basic earnings (loss) per ordinary share, € — net income (loss)	4.80	(0.19)	5.89	(1.20)
Diluted earnings (loss) per ordinary share, € — net income (loss)	4.65	(0.19)	5.65	(1.20)
Weighted average ordinary shares outstanding (basic) — in millions (1)	125.6	140.4	96.8	140.1
Weighted average ordinary shares outstanding (diluted) — in millions (1)	129.6	140.4	100.9	140.1

(1)	In accordance with IAS 33, includes contingently issuable shares that are fully vested and can be converted at any time for no consideration. For further details, refer to notes 12 and 28 in our annual report.

LuxExperience B.V.

Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	June 30, 2025	June 30, 2026
Assets
Non-current assets
Intangible assets and goodwill	156,731	155,790
Property and equipment	55,901	54,514
Right-of-use assets	201,131	154,127
Deferred tax assets	1,683	23,222
Non-current financial assets	—	125,000
Other non-current assets	11,878	18,739
Total non-current assets	427,323	531,392
Current assets
Inventories	1,019,539	990,273
Trade and other receivables	96,676	41,655
Other assets	134,766	196,214
Cash and cash equivalents	603,593	317,702
Total current assets	1,854,574	1,545,844
Total assets	2,281,897	2,077,236

Shareholders’ equity and liabilities
Subscribed capital	2	2
Capital reserve	912,039	926,852
Retained earnings	457,192	289,511
Accumulated other comprehensive income (losses)	(4,469)	4,590
Total shareholders’ equity	1,364,764	1,220,955

Non-current liabilities
Provisions	4,484	4,454
Lease liabilities	176,718	145,741
Deferred income tax liabilities	11	2,381
Other non-current liabilities	364	947
Total non-current liabilities	181,578	153,523
Current liabilities
Liabilities to banks	10,000	—
Tax liabilities	2,764	12,457
Lease liabilities	32,085	33,315
Contract liabilities	49,343	53,968
Trade and other payables	285,722	239,491
Other current liabilities	346,835	348,932
Current provisions	8,807	14,594
Total current liabilities	735,555	702,758
Total liabilities	917,133	856,281
Total shareholders’ equity and liabilities	2,281,897	2,077,236

LuxExperience B.V.

Consolidated Statements of Changes in Equity

(Amounts in € thousands)

				Foreign
			Retained	currency	Total
	Subscribed	Capital	earnings	translation	shareholders’
(in € thousands)	capital	reserve	(losses)	reserve	equity
Balance as of July 1, 2023	1	529,775	(87,856)	1,509	443,429
Net loss	—	—	(24,911)	—	(24,911)
Other comprehensive loss	—	—	—	(13)	(13)
Comprehensive loss	—	—	(24,911)	(13)	(24,923)
Share-based compensation	—	18,508	—	—	18,508
Reclassification due to cash-settlement of Share-based compensation	—	(1,370)	—	—	(1,370)
Balance as of June 30, 2024	1	546,913	(112,767)	1,496	435,643

Balance as of July 1, 2024	1	546,913	(112,767)	1,496	435,643
Net income	—	—	569,959	—	569,959
Other comprehensive loss	—	—	—	(5,965)	(5,965)
Comprehensive income (loss)	—	—	569,959	(5,965)	563,994
Capital increase	1	345,552	—	—	345,553
Share-based compensation	—	14,287	—	—	14,287
Share options exercised		7,133	—	—	7,133
Reclassification due to cash-settlement of Share-based compensation	—	(1,846)	—	—	(1,846)
Balance as of June 30, 2025	2	912,039	457,192	(4,469)	1,364,764

Balance as of July 1, 2025	2	912,039	457,192	(4,469)	1,364,764
Net loss	—	—	(167,681)	—	(167,681)
Other comprehensive income	—	—	—	9,059	9,059
Comprehensive income (loss)	—	—	(167,681)	9,059	(158,623)
Share-based compensation	—	19,690	—	—	19,690
Share options exercised	—	3,479	—	—	3,479
Reclassification due to cash-settlement of Share-based compensation	—	(8,355)	—	—	(8,355)
Balance as of June 30, 2026	2	926,852	289,511	4,590	1,220,955

LuxExperience B.V.

Consolidated Statements of Cash Flows

(Amounts in € thousands)

	Year ended June 30,
(in € thousands)	2025	2026
Net income (loss)	569,959	(167,681)
Adjustments for
Depreciation, amortization, impairment & asset disposals	25,552	64,027
Finance costs, net	5,072	4,195
Share-based compensation	14,287	19,690
Income tax expense (benefit)	3,570	(2,752)
Gain from bargain purchase	(623,531)	—
Change in operating assets and liabilities
(Increase) decrease in inventories	(6,640)	8,471
(Increase) decrease in trade and other receivables	(3,473)	59,753
Increase in other assets	(14,066)	(53,110)
Increase (decrease) in other liabilities	42,967	(496)
Increase in contract liabilities	1,006	5,796
Increase (decrease) in trade and other payables	(38,221)	(42,928)
Interest received on cash held in bank accounts	2,208	4,514
Income taxes paid	(9,223)	(7,880)
Net cash provided by (used in) operating activities	(30,533)	(108,402)
Expenditure for property and equipment and intangible assets	(3,996)	(14,730)
Proceeds from sale of property & equipment and intangible assets	140	786
Cash acquired in business combinations	621,352	—
Investment in fixed income securities		(125,000)
Proceeds from disposal of discontinued operations	—	10,681
Investment income received	—	2,905
Proceeds from leases	—	446
Lease incentive fees paid	—	(4,322)
Net cash provided by (used in) investing activities	617,496	(129,234)
Interest paid	(6,987)	(14,519)
Proceeds (repayment) of bank borrowings	10,000	(10,000)
Proceeds from exercise of option awards	7,133	3,479
Lease payments	(10,057)	(35,046)
Net cash provided by (used in) financing activities	89	(56,086)
Net increase (decrease) in cash and cash equivalents	587,052	(293,722)
Cash and cash equivalents at the beginning of the period	15,107	603,593
Effects of exchange rate changes on cash and cash equivalents	1,432	7,831
Cash and cash equivalents at end of the period	603,593	317,702